

Mail Stop 3720

June 24, 2009

Mr. James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205

> **Re: Ciena Corporation**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed December 23, 2008**
> **Forms 10-Q for the quarterly periods ended January 31, 2009**
> **and April 30, 2009**
> **File No. 000-21969**

Dear Mr. Moylan:

We have reviewed your filings and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Backlog and Seasonality, page 10

1. We note your disclosure herein regarding cancelable customer orders. We further note on page seven that your customers include the U.S. Government whose contracts typically include provisions involving contract (order) terminations for its convenience. Tell us

whether your cancelable orders or arrangements do not provide indemnification or contain terms which are not customary. Otherwise, you should disclose the funded and unfunded values of backlog orders that are otherwise considered firm by suppliers and contractors similar to you. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Patents, Trademarks and Other Intellectual Property Rights, page 11

2. In future filings, disclose the duration of your existing patents and other intellectual property. See Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis…, page 28

3. We note your reference to "customer-specific challenges" on page 28. In future filings please discuss more specifically the nature of these challenges, the customers they involve and provide additional analysis regarding their impact on your business.

4. We note that AT&T and BT each represented more than 10% of your revenue in 2008. Please revise your management's discussion and analysis in future filings to discuss the material terms of your contracts with your more than 10% customers. In your response letter, provide your analysis of why you are not required to file your agreements with AT&T and BT as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates, page 43

Revenue Recognition, page 43

5. Per your disclosure on page 18, we note that you rely upon third party service partners for the installation of your equipment in some large network builds which often include complex customization, installation and testing. Citing your basis in the accounting literature, tell us how you recognize revenues from such projects.

6. Additionally, tell us how you recognize revenues from inventories shipped directly by third party manufacturers to customers as also described on page 18. Refer to your basis in the accounting literature.

Goodwill, pages 45-46

7. We note that when you performed your annual goodwill impairment test, the resultant fair value of your single reporting unit would have been less than its carrying amount, if it were not for the control premium. Since the fair value of your reporting unit, which was based on your market capitalization, had declined since fiscal 2007 at a point when it had significantly exceeded the carrying amount, tell us your consideration of other valuation approaches to corroborate your assessment. In your correspondence dated February 26, 2004, you stated that you utilize a third party valuation firm who "considered several approaches as well as factors such as the Company's customers,

contracts, product backlog, team and technology as well as the industry and market." Additionally, tell us why you concluded that a 25% control premium continued to be appropriate based on "market comparables, forecast assumptions and industry considerations" in place at that time.

Unaudited Quarterly Results of Operations, page 50

8. It is unclear to us why your gross margin declined during your fourth fiscal quarter. Although you provided an explanation for the revenue decline elsewhere in your filing, you did not address the related gross margin. Please advise.

Segment Reporting, page 62

9. We note your statements herein that "Ciena has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, Ciena considers its business to be in a single reportable segment." However, on your web site at http://www.ciena.com/corporate/corpinfo_bio.htm, you identified certain Vice Presidents who appeared to function as segment managers for product-based, as well as geographic business units. If you do not consider them as segment managers, tell us why. Also, tell us whether your chief operating decision maker has access or reviews the reports provided to these Vice Presidents.

10. In order that we may better understand your basis for concluding that you only have one operating/reportable segment, please provide us with a complete set of reports regularly reviewed by your chief operating decision maker (CODM). Please tell us your consideration of the guidance in paragraphs 10 through 15 of SFAS 131. Further, please identify your CODM for us. If you have more than one CODM, please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Further, tell us in detail what you believe constitutes being "regularly reviewed" under paragraph 10 b. of SFAS 131.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

11. We note that in determining the base salary and the size of the equity awards for each named executive officer the compensation committee considered, among other factors, Mr. Smith's assessment of the executive's performance, the executives' perceived importance to the company's future and the risk that the executive would leave the company if not appropriately compensated. In future filings please analyze in more detail how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in the actual compensation awarded to each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Bonuses, page 26

12. Please disclose how the non-GAAP performance measures under the annual cash incentive bonus plan and for performance-accelerated restricted stock units are calculated from your audited financial statements.

13. We note that the award of Mr. Aquino's annual cash incentive bonus award was based upon his achievement of certain performance goals. In future filings please also disclose the performance measures approved by the compensation committee. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Form 10-Q for the Quarterly Period Ended April 30, 2009

(4) Goodwill Impairment, page 12

14. We note that based on your interim goodwill impairment test, you concluded that the full carrying value of your goodwill was impaired. Tell us your consideration of other factors or valuation approaches that corroborated your assessment. Additionally, tell us how you evaluated these factors during your annual impairment test.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Kathleen Krebs at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director